Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
June 10, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jessica Plowgian, Attorney-Advisor

Re:	Cumulus Media Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 16, 2009
And Documents Incorporated by Reference

Form 10-Q for fiscal quarter ended March 31, 2009
Filed May 11, 2009
File No. 000-24525
Dear Ms. Plowgian:
     On behalf of Cumulus Media Inc. (the “Company”) and further to our telephone conversation on June 9, 2009, I am writing to confirm our request for an extension of time to respond to your letter dated June 5, 2009 (the “Comment Letter”) concerning the above-referenced Form 10-K and Form 10-Q. As discussed by telephone, the Company is in the process of preparing its response to the Comment Letter, which response also requires the input and involvement of the Company’s Audit Committee and the Company’s outside auditors. Given the required input of multiple constituencies who have been, or will be, involved in Company furloughs as disclosed in our Form 10-Q, and who are also involved in the close of the Company’s second fiscal quarter, the Company proposes to provide its response to the Comment Letter no later than Friday, July 3, 2009.
     Please feel free to contact me at (404) 260-6628, in connection with any questions or comments relating to the Company’s proposed response timeline. Thank you for your attention to this matter.

Sincerely,
/s/ Martin R. Gausvik
Executive Vice President
and Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.